UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

SMSA Crane Acquisition Corp.

(Name of Issuer)

Common stock, $0.001 per share

(Title of Class of Securities)

78458B108

(CUSIP Number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78458B108	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Irwin Eskanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Personal funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,947,490
		8	SHARED VOTING POWER n/a
		9	SOLE DISPOSITIVE POWER 9,947,490
		10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,947,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 78458B108	13D	Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

(a) Name of Issuer:

SMSA Crane Acquisition Corp.

(b) Address of Issuer's Principal Executive Offices:

4 Orinda Way, Suite 180-C

Orinda, CA  94563

(c) Title of the class of equity securities to which this statement relates:

Common stock, par value $0.001

ITEM 2.	IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name:

Irwin Eskanos

(b) Residence or business address:

4 Orinda Way, Suite 180-C

Orinda, CA  94563

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Irwin Eskanos has been a licensed attorney in California for over fifty years. He recently retired from the firm of Eskanos & Adler, which he founded in 1969.  Mr. Eskanos’ practice focused on commercial law and collections, representing major Fortune 500 companies and other businesses engaged in extensions of credit. He has been actively involved in the Commercial Law League of America, The National Association of Bankruptcy Trustees, the founding and development of the National Association of Retail Collection Attorneys (NARCA) and state and local Bar Associations including the Alameda County Bar, the San Francisco County Bar Association, the Contra Costa Bar Association and the California Creditor’s Bar Association (which Mr. Eskanos was an active participant in the founding in 2005).  In addition, Mr. Eskanos has authored practice books for lawyers for the University of California’s Continuing Education of the Bar.

As part of his service in the legal industry, Mr. Eskanos also served as a judge pro tem in the Oakland Piedmont Municipal Court, arbitrated actions as an Arbitrar appointed by the American Arbitration Association, and served for many years as an Arbitrar before the bar association being a member of the panel adjudicating disputes between clients and their attorneys.  Mr. Eskanos continues to maintain a presence in the collections industry by maintaining his active participation in Alliance Credit Services, a national debt buyer.  He is an active member of the Debt Buyers Association, which is the industry group of companies involved in purchasing “delinquent debt.”  Following his recent retirement from the law firm of Eskanos & Adler, Mr. Eskanos has been engaged in providing pro bono work for those needing legal representation but without the financial ability to pay for the same.  Mr. Eskanos is a graduate of the University of San Francisco School of Law.

CUSIP No. 78458B108	13D	Page 4 of 6 Pages

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Eskanos purchased 9,947,490 shares of common stock in the issuer from Coqui Radio Pharmaceuticals Corp. for a purchase price of $250,000.  The source of the funds used for the acquisition was the personal funds of Mr. Eskanos.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of Mr. Eskanos’ acquisition of controlling interest was to enable Mr. Eskanos to pursue a business combination for the issuer through the acquisition of, or merger with, an operating private business. Although Mr. Eskanos is reviewing various opportunities in this regard, no agreements regarding a specific merger or acquisition have been reached at this time.

In connection with the acquisition of controlling interest by Mr. Eskanos, the issuer’s former sole officer and director, Carmen I. Bigles, resigned from her executive officer positions and appointed Mr. Eskanos as the issuer’s CEO, CFO, President, Secretary and Treasurer.  In addition, Ms. Bigles appointed Irwin Eskanos to the issuer’s Board of Directors and resigned from the board effective ten (10) days after mailing to shareholders of the issuer’s Schedule 14f-1 regarding the change in its board.  Also concurrently with the sale of controlling interest, Coqui Radio Pharmaceuticals Corp. agreed to pay in full, and indemnify the issuer for, its outstanding liabilities as of the date of the sale.

Except as otherwise described above, there are no current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 78458B108	13D	Page 5 of 6 Pages

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Mr. Eskanos’ aggregate number of beneficially owned shares of Common Stock, par value $0.001 per share, is currently 9,947,490 shares.  Mr. Eskanos has the sole power to vote and to dispose of these shares.  Mr. Eskanos has not effected any transactions in the issuer’s common stock during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

99.1	Stock Purchase Agreement
99.2	Indemnity Agreement

CUSIP No. 78458B108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2017	/s/ Irwin Eskanos
Irwin Eskanos